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SECUR

18005016

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2018

Washington DC 415

SEC FILE NUMBER
8- 66719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Orchard Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 S 850 E Ste C1
(No. and Street)

Lehi	UT	84043
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Bradburn (801)361-3564
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WSRP, LLC
(Name – *if individual, state last, first, middle name*)

155 N 400 W Ste 400	Salt Lake City	UT	84103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DB

OATH OR AFFIRMATION

I, Taylor Garrett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Orchard Securities LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANEAN BAXTER
Notary Public
State Of Utah
My Commission Expires Dec. 8, 2018
COMMISSION NUMBER 681472

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ORCHARD SECURITIES, LLC

TABLE OF CONTENTS

wsrp

CERTIFIED PUBLIC
ACCOUNTANTS AND
BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of
Orchard Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Orchard Securities, LLC as of December 31, 2017 and 2016, and the related statements of operations, changes in members' equity and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Orchard Securities, LLC at December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Orchard Securities, LLC's management. Our responsibility is to express an opinion on Orchard Securities, LLC's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Orchard Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The Computation and Reconciliation of Net Capital under SEC Rule 15c3-1 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audits of Orchard Securities, LLC's financial statements. The supplemental information is the responsibility of the Orchard Securities, LLC's management. Our audit

www.WSRP.com

SALT LAKE CITY, UT | 155 NORTH 400 WEST STE 400, SLC, UT 84103 | PHN 801.328.2011 FAX 801.328.2015
LEHI, UT | 2989 WEST MAPLE LOOP DRIVE STE 210, LEHI, UT 84043 | PHN 801.328.2011 FAX 801.766.1551
OGDEN, UT | 4605 SOUTH HARRISON BLVD STE 201, OGDEN, UT 84403 | PHN 801.328.2011 FAX 801.689.2303

info@wsrp.com

procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the Computation and Reconciliation of Net Capital under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

WSRP, LLC

We have served as Orchard Securities, LLC's auditor since 2015.

Salt Lake City, Utah
February 28, 2018

ORCHARD SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 235,501	$ 307,669
Escrow Account	-	670,547
Accounts Receivable	116,040	131,555
Receivables from Related Parties	31,433	17,080
Prepaid Expenses	-	3,641
Other Current Assets	3,159	4,682
Total Current Assets	386,133	1,135,174
Office Equipment	98,197	98,197
Tenant Improvements	8,710	8,710
Accumulated Depreciation	(79,607)	(69,375)
Total Office Equipment	27,300	37,532
Goodwill	55,000	55,000
Total Other Assets	55,000	55,000
Total Assets	$ 468,433	$ 1,227,706
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 21,207	$ 71,543
Accrued Payroll Liabilities	24,087	5,378
Accrued Expenses and Other Liabilities	-	670,547
Total Current Liabilities	45,294	747,468
Total Liabilities	45,294	747,468
Members' Equity	423,139	480,238
Total Liabilities and Members' Equity	$ 468,433	$ 1,227,706

The accompanying notes are an integral part of these financial statements

ORCHARD SECURITIES, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Revenues		
Commissions	$ 15,928,393	$ 14,786,671
Underwriting and Selling Groups	8,700,508	5,507,045
Maintenance Fee Income	508,496	497,185
Marketing Income	177,752	215,615
Interest Income	119	94
Total Revenues	25,315,268	21,006,610
Expenses		
Selling Group Commissions	14,844,066	13,340,985
Wholesaler Fee Expense	4,892,716	2,983,871
Professional Fees	3,639,435	2,923,377
Commissions	999,487	1,196,995
Office Overhead and Operating	561,495	273,227
Compensation and Related Benefits	267,632	100,924
Licensing and Registration	88,252	64,182
Depreciation	10,232	10,342
Other	19,052	8,037
Total Expenses	25,322,367	20,901,940
Net Income (Loss)	$ (7,099)	$ 104,670

The accompanying notes are an integral part of these financial statements

ORCHARD SECURITIES, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	Members' Equity
Balance at December 31, 2015	$ 375,568
Net Income	104,670
Balance at December 31, 2016	480,238
Members' Distributions	(50,000)
Net Loss	(7,099)
Balance at December 31, 2017	$ 423,139

The accompanying notes are an integral part of these financial statements

ORCHARD SECURITIES, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss)	$ (7,099)	$ 104,670
Adjustments to Reconcile Net Income (Loss)		
to Cash Flows from Operating Activities:		
Depreciation Expense	10,232	10,342
Changes in Certain Operating Assets and Liabilities:		
Accounts Receivable	15,515	(39,390)
Receivables from Related Parties	(14,353)	2,540
Other Current Assets	1,523	(2,520)
Prepaid Expenses	3,641	745
Accounts Payable	(50,336)	19,309
Accrued Payroll and Related Expenses	18,709	1,582
Accrued Expenses and Other Liabilities	(670,547)	20,664
Net Cash From Operating Activities	(692,715)	117,942
Cash Flows From Financing Activities		
Capital Distributed to Members	(50,000)	-
Net Cash From Financing Activities	(50,000)	-
Net Change in Cash and Cash Equivalents	(742,715)	117,942
Cash and Cash Equivalents at Beginning of Year	978,216	860,274
Cash and Cash Equivalents at End of Year	$ 235,501	$ 978,216

Supplemental Disclosure of Cash Flow Information:

Cash Paid for Interest	$ -	$ -
Cash Paid for Taxes	$ 11,567	$ 6,712

ORCHARD SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

Note 1 – Organization and Description of Business

General

Orchard Securities, LLC ("Company"), a Utah limited liability company, is organized and registered to engage in the securities business as a broker-dealer in all 50 states and the District of Columbia under the Securities Exchange Act of 1933, as amended. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation, and is registered with the United States Securities & Exchange Commission ("SEC").

The owner of the Company purchased an existing broker-dealer in March 2006 (and as an equity contribution contributed all membership interests) in the purchased broker-dealer to the Company. Formal approval to operate as a broker-dealer and to conduct securities business as the newly formed broker-dealer was granted from the NASD on October 3, 2006 and from the State of Utah on October 12, 2006.

As an LLC, the equity structure is similar to a partnership while the owners/members are afforded legal liability protection similar to a corporation.

The Company is primarily engaged in providing underwriting services related to the private placement of real estate securities.

Note 2- Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Recognition of Revenues and Expenses

Revenues and expenses are recorded when all significant items relating to the securities transactions have been completed and the income is reasonably determinable. The Company does not participate in any proprietary securities transactions.

Cash and Cash Equivalents

For purposes of the statements of financial condition, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents. Cash consists of bank deposits with two FDIC-insured institutions in 2017 and 2016. At December 31, 2017 and 2016 the Company had cash of $1,302,904 and $686,292 respectively, in excess of FDIC limits.

In connection with recent cycle-examinations by FINRA and the SEC, the Company was advised that it was not necessary to maintain an escrow account to claim an exemption from 17 C.F.R. 240.15c-3-3(k)(2)(i) and, therefore, the Company only maintained such an escrow account for a portion of the audit period.

Accounts Receivable

Accounts receivable are amounts due for expenses paid by the Company on behalf of other parties. The Company regularly reviews its accounts receivable and makes provisions for potentially uncollectible balances. At December 31, 2017 and 2016 management evaluated the collectability of the receivables and concluded that no allowance was necessary as amounts were determined to be collectible in full.

Office Equipment

Office equipment is carried at cost. Maintenance, repairs, and minor renewals are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of equipment, which range between three and seven years. Depreciation expense for the years ended December 31, 2017 and 2016 was $10,232 and $10,342, respectively.

Advertising Expense

Advertising expenses are expensed as incurred. The Company's advertising expense was $4,250 and $6,141, respectively, for the years ended December 31, 2017 and 2016. These costs are included in the office overhead and operating expenses.

Rent Expense

The Company's rent expense for its office space was $15,856 and $13,250, respectively, for the years ended December 31, 2017 and 2016. The rental agreement is with a related party, Summit Fulfillment Services on a month-to-month agreement. All related party transactions were consummated on terms equivalent to those that prevail in arm's length transactions.

Goodwill

Goodwill represents the excess of the amount paid over the fair value of net assets acquired in a business combination. In accordance with accounting standards, goodwill and other indefinite lived intangible assets are no longer amortized, but are reviewed annually for impairment. As of December 31, 2017 and 2016, the Company deemed no impairment of goodwill for the years then ended.

Income Taxes

The Company is taxed as a limited liability company, and as such, all profits and losses are passed through to the individual members. Accordingly, the Company records no tax provision or liability for federal or state income taxes in the financial statements. The Company follows the provisions of the Accounting for Uncertainty in Income Taxes section of the Income taxes Topic of the FASB Accounting Standards Codification. For 2017 and 2016, management has determined that there are no material uncertain income tax positions. Tax years that remain subject to examination by federal, state and local authorities are years 2014 and forward.

Financial Instruments

Financial instruments include accounts receivable and accounts payable. Management estimates that the carrying amount of these financial instruments represents their fair values, which were determined by their near term nature or by comparable financial instruments' market value.

New and Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers. The objective of this update is to 1) remove inconsistencies and weaknesses in revenue requirements, 2) provide a robust framework for addressing revenue recognition issues, 3) improve comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets 4) provide more useful information to users of financial statements through improved disclosure requirements, and 5) simplify the preparation of financial statements. This update is effective in annual reporting periods beginning after December 15, 2017 and the interim periods within that year. The Company will be evaluating the impact of this update as it pertains to the Company's financial statements and other required disclosures on an on-going basis until its eventual adoption and incorporation.

The Company has evaluated all other new and recent accounting pronouncements that have been issued or proposed by the FASB or other standard-setting bodies. The pronouncements either do not require adoption until a future date or are not expected to have a material impact on the Company's financial statements upon adoption.

Note 3 – Related Party Transactions

During 2010, contract specific arrangements were consummated between the Company and a broker-dealer that is under common ownership, which resulted in monies being owed between the companies. The broker-dealer provides underwriting services to securitized real estate loans, which are managed by the Company. As of December 31, 2017 and 2016 the amounts due from the related company were $31,433 and $17,080, respectively, and are contained in the "Receivables from related parties" on the Statements of Financial Condition.

As of December 31, 2017 and 2016, the Company paid commissions, management fees, etc. to related parties in the amount of $5,626,004 and $4,365,422, respectively.

Note 4 – Goodwill

As stated in Note 2, during 2006 the owners of the Company purchased an unrelated broker-dealer registered with the NASD. Upon close of the purchase, the ownership interests were transferred to the Company. After the NASD approved the transfer of registration from the purchased broker-dealer to the Company, the purchased broker-dealer

was dissolved. The entire purchase price of $55,000 was allocated to goodwill since the purchased broker-dealer had no tangible assets on the date of the purchase.

Note 5 – Commitments and Contingent Liabilities

The Company has been named in several arbitration proceedings before FINRA where claimants asserted claims for state and federal securities laws incidental to its securities business. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, based on the opinions of counsel, any such liability will not have a material impact on the Company's financial position.

Note 6 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2017, the Company had net capital of $190,207 which was $185,207 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was .24 to 1.

Note 7 – Subsequent Events

The Company evaluated all events or transactions that occurred after December 31, 2017 through February 28, 2018, the date these financial statements were available to be issued. During this period, the Company did not have any material recognizable subsequent events.

ORCHARD SECURITIES, LLC
COMPUTATION AND RECONCILIATION OF NET CAPITAL
December 31, 2017

Total Members' Equity	$ 423,139
Less Non-Allowable Assets:	
Receivables	(147,473)
Prepaid Expenses	-
Office Equipment, Net of Accumulated Depreciation	(27,300)
Cash in "Central Registration Depository" Account	(3,159)
Other Assets	(55,000)
Net Capital	$ 190,207
Aggregate Indebtedness	
Total Liabilities	45,294
Net Liabilities	$ 45,294
Computation of Basic Net Capital Requirement	
6⅔% of Aggregate Indebtedness	3,020
Minimum Net Capital Required	5,000
Greater of the Two Amounts	5,000
Capital in Excess of Required Minimum	$ 185,207
Ratio of Aggregate Indebtedness to Net Capital	.24 to 1

Reconciliation of Difference Between Net Capital and Net Capital per Focus Report Dated December 31, 2017: A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaduited Form X-17A-5 Part II and the computation herein.

wsrp

CERTIFIED PUBLIC
ACCOUNTANTS AND
BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of
Orchard Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Orchard Securities, LLC identified the following provision of the Securities Exchange Act of 1934 ("SEA") Rule 15c3-3(k) under which Orchard Securities, LLC claimed an exemption from Rule 15c3-3(k)(2)(i) (the "exemption provision") and (2) Orchard Securities, LLC stated that Orchard Securities, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Orchard Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Orchard Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WSRP, LLC

Salt Lake City, Utah
February 28, 2018

Orchard Securities, LLC Exemption Report

Orchard Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.170a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3 (k)(2)(i) throughout the year ended 12/31/17, without exception.

Orchard Securities, LLC

I, Taylor Garrett, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________

February 28, 2018

wsrp

CERTIFIED PUBLIC
ACCOUNTANTS AND
BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Partners of
Orchard Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Orchard Securities, LLC. (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2017, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the specified parties in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. We compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December, 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December, 31, 2017, noting no differences.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. We recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no difference.

5. We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no difference.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WSRP, LLC

Salt Lake City, Utah

February 28, 2018

wsrp

ORCHARD SECURITIES, LLC

SEC ANNUAL AUDITED REPORT FORM X-17A-5

PART III, FACING PAGE AND OATH OR AFFIRMATION

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

FINANCIAL STATEMENTS

December 31, 2017 and 2016